

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2023

Xi Wen
Chief Executive Officer
Senmiao Technology Ltd
16F, Shihao Square, Middle Jiannan Blvd.
High-Tech Zone, Chengdu
Sichuan, People's Republic of China

   Re: Senmiao Technology Ltd
    Registration Statement on Form S-1
    Filed May 5, 2023
    File No. 333-271689

Dear Xi Wen:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Taylor Beech at 202-551-4515 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services

cc: Elizabeth F. Chen, Esq.